FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2004

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                                   Marina Park
                                Sundkrogsgade 10
                              DK-2100 Copenhagen 0
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                             Form 20-F  X          Form 40-F
                                      ------                ------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes          No  X
                                       ------      ------

                  INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of a Announcement No. 6 - 2004 issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on April 16, 2004.

Exhibit 1

ANNOUNCEMENT NO. 6 - 2004


16 April 2004

Change of date for first quarter 2004 results

TORM has changed the date for publication of the first quarter 2004 to 19 May 2004. The release of the results will take place in late afternoon or early evening, Copenhagen time, following a Board meeting.

A conference call to discuss the results is scheduled for Monday, 24 May 2004 at
17.00 CET (Copenhagen time). The conference call will also be accessible via the Internet (www.torm.dk). To participate in the call, please call 10 minutes before the start on tel.: +45 32 71 46 11 (from Europe) or +1 334 420 4950 (from the US).

A/S Dampskibsselskabet TORM
Contact persons:     Klaus Kjaerulff, CEO (tel.: +45 39 17 92 00)
                     Klaus Nyborg, CFO (tel.: +45 39 17 92 00)

SAFE HARBOUR STATEMENT - FORWARD LOOKING STATEMENTS

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of crude oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)



Dated: April 16, 2004                       By: /s/ Klaus Nyborg
                                                --------------------------
                                                    Klaus Nyborg
                                                  Chief Financial Officer




03810.0001 #479536